Via Edgar and Federal Express
March 16, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telephone conversation related to Alexza Pharmaceuticals, Inc.’s Form 10-K for the fiscal year ended December 31, 2006 filed on March 29, 2007 and as amended on April 10, 2007 File No. 0-51820.
Dear Mr. Rosenberg:
Alexza Pharmaceuticals, Inc. (“Alexza” or the “Company”) is pleased to respond to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 subsequent to the Company’s letter dated January 10, 2008 (the “Initial Response”) in response to the Staff’s letter of December 21, 2007 and the Company’s letter dated March 5, 2008 in response to a telephone conversation with SEC staff members Ibolya Ignat and Joel Parker on February 19, 2008. The Company has set forth in italics the comment as submitted to it during a telephone conversation with SEC staff member Joel Parker on March 11, 2008.
The Company understands that the Staff will be reviewing the Company’s response and may have additional comments. Alexza welcomes any questions the Staff may have concerning the Company’s responses and thanks the Staff for its attention to the Company’s filing. Please feel free to call the undersigned at the telephone numbers listed at the end of this letter.
The Company has prepared this submission to respond to the Staff’s comment posed on the above referenced call, which was:
Please provide additional detail regarding the Symphony Allegro transaction, specifically outlining the core set of agreements that support the transaction, the company’s right and obligations related to the transaction and the accounting treatment regarding these rights and obligations. The additional information can be included in Management’s Discussion and Analysis or in the footnotes to the financial statements.

The Company proposes including the following disclosures in the footnotes to the financial statements in its Annual Report on Form 10-K for the fiscal year ended December 31, 2007.
8.	License Agreements
Symphony Allegro, Inc.
On December 1, 2006 (the “Closing Date”), the Company entered into a series of related agreements with Symphony Capital LLC (“Symphony Capital”), Symphony Allegro Holdings LLC (“Holdings”) and Holdings’ wholly owned subsidiary Symphony Allegro, Inc., (“Allegro”) providing for the financing of the clinical development of its AZ-002, Staccato alprazolam, and the AZ-004/104, Staccato loxapine, product candidates (the “Programs”). The material agreements included the: (i) Purchase Option Agreement by and among Holdings and Allegro and Alexza (the “Purchase Option Agreement”); (ii) Warrant Purchase Agreement between Holdings and Alexza (the “Warrant Purchase Agreement”); (iii) Warrant to Purchase shares of Common Stock issued to Holdings (the “Warrant”); (iv) Amended and Restated Research and Development Agreement by and among Holdings and Allegro and Alexza (the “R&D Agreement”); and (v) Novated and Restated Technology License Agreement by and among Holdings and Allegro and Alexza (the “License Agreement”). Symphony Capital and other investors (“Symphony”) invested $50 million in Holdings, which then invested the $50 million in Allegro. Pursuant to the agreements, Allegro agreed to invest up to the full $50 million to fund the clinical development of the Programs, and the Company licensed to Allegro certain intellectual property rights related to these Programs.
Pursuant to the agreements, the Company continues to be primarily responsible for all preclinical, clinical and device development efforts, as well as maintenance of the intellectual property portfolio for the Programs. The Company and Allegro have established a Development Committee to oversee the Programs. The Company participates in the Development Committee and has the right to appoint one of the five members of the board of directors of Allegro.
Pursuant to the agreements, the Company has no further obligation beyond the items described above and the Company has no obligation to the creditors of Allegro as a result of our involvement with Allegro. The investments held by Allegro are to be used to fund the development of the Programs, and are not available for general corporate expenses.
Pursuant to the Warrant Agreement, the Company issued to Holdings a five-year warrant to purchase 2,000,000 shares of the Company’s common stock at $9.91 per share. The Warrant, issued upon closing, was assigned a value of $10.7 million using the Black-Scholes valuation model and has been recorded in additional paid in capital.
In consideration for the Warrant, the Company received an exclusive purchase option (the “Purchase Option”) that gives the Company the right, but not the obligation, to acquire all, but not less than all, of the equity of Allegro, thereby allowing the Company to reacquire all of the Programs. This Purchase Option is exercisable at any time from December 1, 2007 to December 1, 2010, at predetermined prices that increase over time and range from $67.5 million starting December 31, 2007 to $122.5 million through November 30, 2010. The Purchase Option exercise price may be paid for in cash or in a combination of cash and the Company’s common stock, at the Company’s sole discretion, provided that the common stock portion may not exceed 40% of the Purchase Option exercise price, or 10% of our common stock issued and outstanding as of the purchase option closing date.
The Company determined, pursuant to the guidance in FIN 46R, that Allegro is a variable interest entity and the Company is the primary beneficiary. As a result, the Company has included the financial position and results of operations of Allegro in its consolidated financial statements from the date of Allegro’s formation in December 2006. The noncontrolling interest in Symphony Allegro, Inc., as presented on the consolidated balance sheets, represents Symphony’s equity investment in Allegro of $50.0 million equity reduced by $10.7 million for the value of the Purchase Option, and by $2.85 million for a structuring fee and related expenses that the Company paid to Symphony Capital in connection with the closing of the Allegro transaction, resulting in the recording of a net noncontrolling interest of $36.5 million on the effective date. The Company has charged the losses incurred by Allegro to the noncontrolling interest in the determination of the Company’s net loss in the consolidated statements of operations and the Company also reduced the noncontrolling interest in the consolidated balance sheets by Allegro’s losses. For the years ended December 31, 2007 and 2006, the net losses of Allegro charged to the noncontrolling interest were $10.8 million and $1.7 million, respectively. The Company will charge losses to the noncontrolling interest up to an aggregate of $36.5 million, the amount classified as noncontrolling interest on the effective date. After the Company charges $36.5 million of losses to the noncontrolling interest, the Company will be required to absorb the losses of Allegro.
Additionally, we propose the following disclosure to be included in the Critical Accounting Estimates and Judgments of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.
On December 1, 2006 we entered into a transaction involving a series of related agreements with Symphony Capital LLC, or Symphony Capital, Symphony Allegro Holdings LLC, or Holdings, and Holdings’ wholly owned subsidiary Symphony Allegro, Inc., or Allegro, to fund the clinical development of AZ-002, Staccato alprazolam, and AZ-004/104, Staccato loxapine, or the Programs. Symphony Capital and other investors, together referred to as Symphony, invested $50 million in Holdings, which then invested the $50 million in Allegro. Pursuant to the agreements, Allegro agreed to invest up to the full $50 million to fund the clinical development of the Programs, and we licensed to Allegro certain intellectual property rights related to these Programs. We have retained manufacturing rights to these two product candidates. Pursuant to the agreements, we continue to be primarily responsible for all preclinical, clinical and device development efforts as well as maintenance of the intellectual property portfolio for the Programs. We and Allegro have established a development committee to oversee the programs. We participate in the development committee and have the right to appoint one of the five board of director seats of Allegro. We have incurred and may continue to incur expenses related to the Programs that are not funded by Allegro. Pursuant to the agreements, we have received an exclusive purchase option, or the Purchase Option, that gives us the right, but not the obligation, to acquire all, but not less than all, of the equity of Allegro, and reacquire the intellectual property rights that we licensed to Allegro. The Purchase Option is exercisable at predetermined prices that increase over time and range from $67.5 million starting December 31, 2007 to $122.5 million through November 30, 2010. The Purchase Option exercise price may be paid for in cash or in a combination of cash and our common stock, in our sole discretion, provided that the common stock portion may not exceed 40% of the purchase option exercise price or 10% of our common stock issued and outstanding as of the purchase option closing date. If we pay a portion of the Purchase Option exercise price in shares of our common stock, then we will be required to register such shares for resale under a resale registration statement pursuant to the terms of a registration rights agreement. If we do not exercise the Purchase Option by December 1, 2010, then Allegro will retain its exclusive license to develop and commercialize Staccato alprazolam and Staccato loxapine for all indications, and, if they are ultimately commercialized, we will manufacture and sell Staccato alprazolam and Staccato loxapine to Allegro or its sublicensee for those purposes. In consideration for the Purchase Option, we issued to Holdings a five-year warrant to purchase 2,000,000 shares of our common stock at $9.91 per share and paid $2.85 million for structuring fees and related expenses to Symphony Capital.
Under FASB Interpretation No. 46 (FIN 46R), Consolidation of Variable Interest Entities, a variable interest entity (VIE) is (1) an entity that has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or (2) an entity that has equity investors that cannot make significant decisions about the entity’s operations or that do not absorb their proportionate share of the expected losses or do not receive the expected residual returns of the entity. FIN 46R requires a VIE to be consolidated by the party that is deemed to be the primary beneficiary, which is the party that has exposure to a majority of the potential variability in the VIE’s outcomes. The application of FIN 46R to a given arrangement requires significant management judgment.
We have consolidated the financial position and results of operations of Allegro in accordance with FIN 46R. We believe Allegro is by design a VIE because we have a purchase option to acquire its outstanding voting stock at prices that are fixed based upon the date the option is exercised. The fixed nature of the purchase option price limits Symphony’s returns, as the investor in Allegro.
FIN 46R deems parties to be de facto agents if they cannot sell, transfer, or encumber their interests without the prior approval of an enterprise. Symphony is considered to be a de facto agent of the Company pursuant to this provision, and because we and Symphony, as a related party group, absorb a majority of Allegro’s variability, we evaluated whether, pursuant to FIN 46R’s requirements, we are most closely associated with Allegro. We concluded that we are most closely associated with Allegro and should consolidate Allegro because (1) we originally developed the technology that was assigned to Allegro, (2) we will continue to oversee and monitor the development program, (3) our employees will continue to perform substantially all of the development work, (4) we significantly influenced the design of the responsibilities and corporate structure of Allegro, (5) Allegro’s operations are substantially similar to our activities, and (6) through the Purchase Option, we have the ability to meaningfully participate in the benefits of a successful development effort.
Symphony will be required to absorb the development risk for its equity investment in Allegro. Pursuant to FIN 46R’s requirements, Symphony’s equity investment in Allegro is classified as noncontrolling interest in our consolidated balance sheets. The noncontrolling interest held by Symphony has been reduced by the $10.7 million fair value of the warrant it received in consideration for the Purchase Option and $2.85 million of fees we immediately paid to Symphony upon the transaction’s closing because the total consideration provided by us to Symphony effectively reduces Symphony’s at-risk equity investment in Allegro. While we perform the research and development on behalf of Allegro, our development risk is limited to the consideration we provided to Symphony (the warrant and fees).
Losses incurred by Allegro are charged to the noncontrolling interest until that balance has been reduced to zero, at which point our net loss will be increased for the research and development expenses incurred subsequent to that date. Net losses incurred by Allegro and charged to the noncontrolling interest were $10.8 million and $1.7 million for the years ended December 31, 2007 and 2006, respectively. At December 31, 2007, the noncontrolling interest balance was $24.0 million. We currently expect the noncontrolling interest to be exhausted by the end of 2009. As of December 31, 2007, the investments held by Allegro were $39.4 million, which we expect to spend through the term of the collaboration in 2011.
If we do not exercise the Purchase Option, we would expect to recognize losses incurred after the noncontrolling interest in Allegro is reduced to zero. Furthermore, if the Purchase Option expires unexercised, we would then be required to deconsolidate Allegro. That potential deconsolidation would not be expected to impact our earnings because the carrying value of the net assets of Allegro would be expected to be zero.
In contrast, if we exercise the Purchase Option, we will retain control of Allegro. As such, we would expect to record the exercise of the Purchase Option as a return to the noncontrolling interest. We do not expect to recognize an asset for the Purchase Option payment to be made to Symphony. Instead, the payment is expected to be accounted for as a capital transaction (that is, a return to the noncontrolling interest) that would not affect our net income or loss. However, because the exercise of the Purchase Option will be accounted for as a capital transaction, it will be treated as a deemed dividend for purposes of reporting earnings per share, increasing loss per share or decreasing income per share, as the case may be, in the period we exercise the Purchase Option. If the Programs are successful and the resources are available, we expect to exercise the Purchase Option.

In connection with the Company’s response to the Staff’s comments, Alexza acknowledges the following:
•	Alexza is responsible for the adequacy and accuracy of the disclosure in its filings;

•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	Alexza may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions regarding our comments or require any additional information please contact Mark Oki at (650) 944-7666 or me at (650) 944-7788.

Very truly yours,
/s/ August J. Moretti
August J. Moretti
Senior Vice President and Chief Financial Officer

cc:	Ibolya Ignat, Securities and Exchange Commission
Joel Parker, Securities and Exchange Commission
Thomas King, Chief Executive Officer
Brent Fassett, Cooley Godward Kronish LLP
Scott Morrison, Ernst & Young LLP
Surita Jolly, Ernst & Young LLP